Exhibit 4.59

n e w s    r e l e a s e

EMPLOYEES AT NORANDA'S BRUNSWICK MINE RATIFY
NEW COLLECTIVE AGREEMENT

BELLEDUNE, NEW BRUNSWICK, March 31, 2003 — Noranda Inc. announced today that unionized employees at its Brunswick Smelter in Belledune, New Brunswick, have voted 69% in favour of accepting the terms of a new collective agreement. The United Steelworkers of America local 7085 consists of aproximately 345 members. The previous contract expired on February 28, 2003.

The three-year agreement calls for an increase in the pension program, a progressive increase in benefits and a freeze on wages and premiums for the life of the contract. Included are language changes that allow increased efficiency as well as a letter offering an early retirement provision.

In 2002, the Brunswick Smelter produced approximately 100,000 tonnes of lead and alloys and 12 million ounces of silver.

Noranda Inc. is a leading international mining and metals company with more than 48 mining and metallurgical operations and projects under development in 17 countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. It is listed on The Toronto Stock Exchange and the New York Stock Exchange (NRD).

Contact:

Roger Clinch
Manager Communications
(506) 547-6012

Dale Coffin
Director, External Communications
Noranda Inc.
416-982-7161
dale.coffin@toronto.norfalc.com